03 OCT 23 7:21

BTRsec/RLS Admin/Letters/2003/0141

invensys

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

03032944

22 October 2003

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a Press Release concerning the sale of Metering business for US$650m.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Copy to: Mr. S Ahmad
Mr. M. Downing

10/29

"emailalert@hemscott.co.uk" <emailalert
22/10/2003 12:42

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
cc:
Subject: News Alert: Invensys PLC - Disposal

This Email News Alert service is brought to you by Invensys

RNS Number:1724R
Invensys PLC
22 October 2003

news release

22 October 2003

Invensys sells Metering business for US$650m

Invensys plc announces that it has signed an agreement to sell its Metering business to IMS Meters Holdings Inc., a company sponsored by The Resolute Fund, L.P., which is a private equity fund managed by The Jordan Company, L.P., for a gross cash consideration of US$650 million (£388 million1).

The Metering business is a leader in advanced metering and communications solutions for the worldwide utility industry. The business reported sales of £329 million and operating profit2 of £44 million in the year ended 31 March 2003. The net operating assets of the Metering business which are the subject of the disposal were £59 million at 31 March 2003. As at that date, goodwill amounted to £296 million, of which £251 million had been written off to reserves.

The sale of the Metering business is consistent with the decision announced by the Board of Invensys on 15 April 2003 to simplify the Group's structure by narrowing its focus to Production Management whilst also continuing to develop its Rail Systems business. All other businesses will be divested, either partially or wholly, in order to secure a greater level of financial stability for Invensys.

The transaction is expected tc complete by the end of the calendar year 2003 and the proceeds from this disposal will be used towards satisfying the Group's liabilities.

The sale of the Metering business is conditional upon, among other things, the approval of Invensys Shareholders at an Extraordinary General Meeting and the completion of financing by the purchaser. A circular will be sent to the Shareholders in due course setting out full details of the disposal and a notice of the Extraordinary General Meeting to consider, and if thought fit, approve the disposal.

Chief Executive of Invensys, Rick Haythornthwaite, said:

"The early results of our disposal programme have been mixed: whilst the outcome for Baan and Teccor exceeded expectations, the price obtained for this, the first of our four larger businesses for disposal, was at the lower end of estimates. Nevertheless, we are continuing to make progress in dealing with our liabilities."

Notes:

1. Based on exchange rate of US$1.674 = £1

2. Before exceptional items, but after pension costs of £3 million and other central charges of £9 million

Contact:

Brunswick
Nick Claydon / Sophie Fitton / Ben Brewerton +44 (0) 20 7404 5959

About Invensys plc

Invensys is a global leader in production technology. The group helps customers improve productivity, performance and profitability using innovative services and technologies and a deep understanding of their industries and applications.

Invensys Production Management works closely with customers to increase performance of production assets, maximise return on investment in production and data management technologies and remove cost and cash from the supply chain. The division includes APV, Avantis, Eurotherm, Foxboro, IMServ, SimSci-Esscor, Triconex, M&I and Wonderware. These businesses address process and batch

industries - including oil and gas, chemicals, power and utilities, food and beverage, pharmaceuticals and personal health care products, metals and mining - plus the discrete and hybrid manufacturing sectors.

Invensys Rail Systems is a global leader in the design, manufacture, supply, installation, commissioning and maintenance of safety-related rail signalling and control systems as well as a complete range of rail signalling and communications products. The business includes Westinghouse Rail Systems Limited (WRSL), Dimetronic Signals, Safetran Systems, Burco Services, Westinghouse Signals Australia and Foxboro Transportation. WRSL was recently awarded a contract valued at more than £850m (US$1.3 billion) for the renewal of signalling on the London Underground.

Invensys also currently serves other market sectors through its Development Division. The businesses in this division are: Appliance Controls, APV Baker, Climate Controls, Hansen Transmissions, Lambda and Powerware. Invensys is actively seeking to develop these businesses through equity partners or new owners.

Invensys operates in more than 60 countries, with its headquarters in London. For more information, visit www.invensys.com.

About the Metering business

The Metering business is a leader in advanced metering and communications solutions for the worldwide utility industry. The Metering business is the world's largest manufacturer of water meters and has a substantial share of sales of automatic meter reading ("AMR") devices through its sale of advanced, proprietary AMR systems to North American water utilities. In addition to water meter solutions, the Metering Business is a global leader in gas and heat meter solutions and recently entered the North American electricity metering market.

The Metering business is also the leading North American producer of clamps and couplings used by water and natural gas utilities to join and repair pipe and is a premier supplier of precision-manufactured, thin-wall aluminium die-castings, which are used internally for gas meter housings and sold externally to Tier I auto suppliers.

The business is headquartered in Raleigh, North Carolina and operates 13 primary manufacturing facilities in 8 countries worldwide.

About The Jordan Company, L.P.

The Jordan Company, L.P. is a New York-based investment firm with approximately $2.5 billion of capital under management that has been sponsoring and investing in middle market leveraged buyout transactions for more than 20 years. Jordan currently has a portfolio of investments in over 20 businesses representing more than $4.0 billion in annual revenue.

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